January 12, 2022

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee
Kristina Marrone
Austin Wood
James Lopez

Re:	Thayer Ventures Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed January 4, 2022
File No. 333-259570

Ladies and Gentlemen:

On behalf of our client, Thayer Ventures Acquisition Corporation (“Thayer” or the “Company”), we submit this letter in response to verbal comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 10, 2022, relating to the above referenced Amendment No. 3 to Registration Statement on Form S-4 submitted to the Commission on January 4, 2022 (the “Registration Statement”). Set forth below are the Company’s responses to the Comments. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement.

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Verbal Comment Relating to the Reimbursement of the Sponsor and Thayer’s Directors and Officers.

In response to Comments received from the Staff regarding the quantum of reimbursement of the Sponsor’s and the Company’s directors and officers out-of-pocket expenses incurred in pursuing a target for an initial business combination, the Company reaffirms that none of its Sponsor, officers and directors, or any of their respective affiliates, currently have any out-of-pocket expenses that will be reimbursed upon consummation of the business combination. The Company notes that, through December 31, 2021, its officers have incurred approximately $200,000 in out-of-pocket expenses in connection with pursuing a business combination with a target, including Inspirato LLC, which have been reimbursed. All such reimbursement payments have been made from funds received from the sale of private placement warrants concurrently with the Company’s initial public offering, which are held outside the trust account as disclosed on page 263 of the Registration Statement. The Company notes that its officers do not currently have any accrued reimbursable out-of-pocket expenses, and expects that any additional reimbursable out-of-pocket expenses that may be incurred prior to the consummation of the business combination will be de minimis. The Sponsor and the Company’s non-employee directors have not incurred or accrued any out-of-pocket expenses that have been reimbursed by the Company and do not expect to incur or accrue any such expenses prior to the consummation of the business combination.

Securities and Exchange Commission

January 12, 2022

Verbal Comment Relating to a Potential Warehouse Credit Facility

In response to the Staff’s Comments regarding Inspirato’s potential future financing plans and sources, the Company respectfully advises the Staff that, during the interview held on November 3, 2021, Brent Handler’s, Inspirato’s Chief Executive Officer, reference to a potential warehouse credit facility through which developers would provide Inspirato with $100 million to $150 million of inventory was an example of a potential capital use alternative using illustrative figures to better illustrate a potential supply plan using balance sheet cash. Mr. Handler further references additional potential supply side and financing alternatives. As such, Mr. Handler was not attempting to lay out actual or planned capital use alternatives, but as noted in the interview, he intended to “paint a picture for [the listener] of how big the opportunity is for [Inspirato] to use [its] capital in the future for growth.” As disclosed on page 252 of the Registration Statement, there are a number of different financing options and opportunities for inventory growth that Inspirato may consider in the future, which is aligned with Mr. Handler’s statement stated above. Inspirato currently has no specific plans or intent to enter into a warehouse credit facility. As a result, the Company believes that further disclosure on this topic in the Registration Statement would not be material to investors.

Verbal Comment Relating to the “UP-C” Transaction Structure

In response to Comments received from the Staff regarding the tax benefits anticipated to be received by Thayer in connection with the “UP-C” transaction structure, as disclosed on pages 130 and 131 of the Registration Statement, and quantification of the potential aggregate payment of tax benefits under the Tax Receivable Agreement to the Flow-Through Sellers, the Company respectfully submits to the Staff the following revised disclosure for consideration relating to (i) the last paragraph on page 130 and continuing into page 131 of the Registration Statement, with additions marked with underlines and bold font and deletions marked as strikethroughs, and (ii) new paragraphs to be inserted after the last paragraph on page 32 and after the first paragraph on page 164.

The Company respectfully advises the Staff that it intends to include the revised disclosure below in the Company’s final prospectus relating to the Registration Statement, to be filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, which prospectus will be mailed to each of the Company’s stockholders of record as of the record date stated in the Registration Statement.

(i) Revised Disclosure on Pages 130 and 131

“From March 23 through March 29, 2021, representatives from Thayer and Inspirato, as well as the Thayer board of directors held telephonic due diligence sessions to further Thayer’s business and financial due diligence with respect to Inspirato, covering such topics as Inspirato’s industry, financial performance, growth opportunities, competitive positioning and management team. Representatives of Thayer’s and Inspirato’s strategic and financial advisors, including UBS and Evercore, also attended certain of these sessions. On March 29, 2021, representatives from Thayer and certain of its strategic and financial advisors and representatives of Inspirato and its board of managers attended a teleconference pursuant to which Thayer set forth a proposal for a business combination between the two companies. During the teleconference, Thayer and Inspirato discussed several key terms, including the enterprise valuation of Inspirato, the “UP-C” transaction structure, form of transaction consideration, size of the PIPE and governance rights following the Business Combination. Thayer noted that the UP-C transaction structure proposed by Inspirato in March 2021 was reasonable given Inspirato’s historical operations as a limited liability company treated as a partnership for U.S. federal income tax purposes and the tax basis of Inspirato’s assets, ~~as well as the proposed sharing of 85% of any tax benefits that Thayer realizes from an increase in tax basis upon any future exchange of Class V Units~~ and that the UP-C structure would result in tax-deferral for all continuing securityholders of Inspirato and/or Thayer, which likely would not have been the case with other transaction structures without undue risk, additional transaction complexity or unfavorable economics to Thayer and Inspirato (such as minimum percentage ownership requirements by the Flow-Through Sellers of the Combined Company). Thayer also considered that, in the UP-C structure, exchanges of Inspirato New Common Units and Combined Company Class V Common Stock for Combined Company Class A Common Stock, or cash, or redemptions of Inspirato New Common Units, would be expected to generate tax benefits for the Combined Company, mainly by increasing (for tax purposes) the Combined Company’s depreciation and amortization deductions, which could be used to reduce the amount of income tax the Combined Company would be required to pay in the future. ~~The parties agreed that the 85% split for covered future tax benefits was reasonable and~~ Thayer also noted that it is customary ~~when compared to~~ with similarly situated companies using UP-C structures ~~conducting~~ for initial public offerings or initial business combinations with SPACs that 85% of any such tax savings are paid by the Combined Company to the Blocker Sellers and Flow-Through Sellers under a Tax Receivable Agreement as and when the Combined Company realizes reductions in its income tax liability. Thayer further noted that without an UP-C structure, there would not be any ~~sharing of future~~ tax benefit attributable to exchanges or redemptions of Inspirato New Common Units, as described above, to offset against the Combined Company’s taxable income, if any, because the alternative structures would not result in the tax deductions described above. ~~As such, any split would still result in a net benefit to Thayer when using~~ In contrast, under the UP-C structure, ~~as compared to not using the structure~~ in circumstances where a payment comes due under the Tax Receivable Agreement as a result of utilization of depreciation and amortization deductions attributable to exchanges or redemptions, the Combined Company would utilize 100% of such tax benefits to offset its taxable income, but would be required to pay over to the Blocker Sellers and Flow-Through Sellers is 85% of such benefits, retaining the other 15% as described above. Thayer also considered the relative complexity of implementing an UP-C structure and concluded, upon the advice of counsel, that the UP-C structure is generally well accepted for private entities classified as partnerships for U.S. federal income tax purposes in going-public transactions. As a result, Thayer determined that the inclusion of an UP-C transaction structure did not materially detract from the anticipated benefits and attractiveness of the Inspirato business combination opportunity, including as compared to other potential business combination opportunities with private entities not classified as partnerships for U.S. federal income tax purposes that were previously considered.”

Securities and Exchange Commission

January 12, 2022

(ii) Revised Disclosure on Pages 32 and 164

“If there were an exchange or redemption of all of the outstanding New Common Units (other than those held directly and indirectly by the Combined Company) immediately after the Business Combination, we estimate that the resulting tax benefits to the Combined Company subject to the Tax Receivable Agreement would be approximately $242 million, based on certain assumptions, including but not limited to a $10.00 per share trading price of Combined Company Class A Common Stock, a 21% U.S. federal corporate income tax rate and various estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that the Combined Company will have sufficient taxable income to utilize such estimated tax benefits. If the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination and based on the same assumptions used to estimate the tax benefits as described above, the estimated early termination payments would be, in the aggregate, approximately $164 million (calculated using a discount rate equal to one-year LIBOR plus 200 basis points, applied against an undiscounted liability of approximately $206 million, representing an amount equal to 85% of the approximately $242 million of estimated tax benefits to the Combined Company that are subject to the Tax Receivable Agreement). The undiscounted liability represents of approximately $206 million, which is equal to 85% of the estimated tax benefits to be received by the Combined Company, represents the amount of the estimated tax benefits that would be payable by the Combined Company to the Flow-Through Sellers under the Tax Receivable Agreement, if the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination and based on the same assumptions used to estimate the tax benefits as described above. The foregoing numbers are merely estimates and the actual tax benefits and early termination payments could differ materially.

The Tax Receivable Agreement also covers pre-existing tax attributes of the Blockers, such as net operating losses, that are available to the Combined Company following the closing of the Business Combination. We estimate such tax benefits to the Combined Company subject to the Tax Receivable Agreement would be approximately $21 million, based on certain assumptions, including but not limited to, a 21% U.S. federal corporate income tax rate and various estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that the Combined Company will have sufficient taxable income to utilize such estimated tax benefits. The Tax Receivable Agreement payments would be, in the aggregate, approximately $16 million (calculated using a discount rate equal to one-year LIBOR plus 200 basis points, applied against an undiscounted liability of approximately $18 million, representing an amount equal to 85% of the approximately $21 million of estimated tax benefits to the Combined Company that are subject to the Tax Receivable Agreement). The undiscounted liability represents of approximately $18 million, which is equal to 85% of the estimated tax benefits to be received by the Combined Company, represents the amount of the estimated tax benefits that would be payable by the Combined Company to the Flow-Through Sellers under the Tax Receivable Agreement, if the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination and based on the same assumptions used to estimate the tax benefits as described above. The foregoing numbers are merely estimates and the actual tax benefits and early termination payments could differ materially.

Securities and Exchange Commission

January 12, 2022

A delay in the timing of exchanges or redemptions of New Common Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement, as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Inspirato’s taxable income to the Inspirato Unitholder prior to the exchange or redemption. Increases or decreases in the price per share of Combined Company Class A Common Stock at the time of each exchange or redemption of New Common Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price, and it is nearly certain that the actual stock price at the time of each exchange or redemption will deviate from the $10.00 per share assumed above. Increases in the applicable corporate income tax rate and estimated applicable state and local income tax rates would be expected to result in a corresponding increase in the undiscounted amounts payable under the Tax Receivable Agreement as a result of the corresponding increase in the expected net cash savings. The amounts payable under the Tax Receivable Agreement are dependent upon the Combined Company having sufficient future taxable income to avail itself of the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Inspirato Incorporated’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of the Combined Company’s future income tax liabilities.”

Securities and Exchange Commission

January 12, 2022

Please direct any questions regarding the Company’s responses to me at (202)-842-7835 or dpeale@cooley.com.

Sincerely,

/s/ Daniel Peale
Daniel Peale
Cooley LLP

cc:	Mark E. Farrell, Thayer Ventures Acquisition Corporation

Chistopher Hemmeter, Thayer Ventures Acquisition Corporation

R. Webster Neighbor, Inspirato LLC

James Hnat, Inspirato LLC

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.